EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2003 and 2002
(Dollars in thousands)

	Restated	Restated
	2003	2002

	(Unaudited)
Earnings:
Net Income	$119,301	$115,927
Add:
Provision for income taxes (a)	57,504	59,437
Fixed charges	235,760	209,882
Less:
Capitalized interest	13,100	15,634

Earnings as adjusted (A)	399,465	369,612

Preferred dividend requirements	1,021	6,139
Ratio of income before provision for income taxes to net income	148%	151%

Preferred dividend factor on pretax basis	1,511	9,270
Fixed Charges:
Interest expense	219,110	188,186
Capitalized interest	13,100	15,634
Interest factor of rents	3,550	6,062

Fixed charges as adjusted (B)	235,760	209,882

Fixed charges and preferred stock dividends (C)	$237,271	$219,152

Ratio of earnings to fixed charges
(A) divided by (B)	1.69x	1.76x

Ratio of earnings to fixed charges and preferred stock dividends
(A) divided by (C)	1.68x	1.69x